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Katie Usem <katie.usem@gmail.com>

Sisu + Löyly's Community Round is Accepting Reservations!



Katie Usem   Sat, Sep 20, 2025 at 3:15 PM

Hi Family,

Sisu + Löyly Nordic Sauna is gauging interest in our Community Round on the investment platform Wefunder. As of a few minutes ago... we have started to accept reservations for our raise for Sisu + Löyly!

What this means is we are looking to welcome our biggest supporters as investors in the company. We're reaching out to see whether you are interested in becoming an actual stakeholder in Sisu + Löyly.*

You can read more about Sisu + Löyly, the terms of the offering, and reserve a spot to be an investor here*: https://wefunder.com/sisuloyly

If you want to chat more about any of this, we're more than happy to do so! Feel free to ask us a question on our campaign page https://wefunder.com/sisuloyly.

Sincerely,

Katie Usem

CEO at Sisu + Löyly

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:*

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.